LONCOR RESOURCES INC.

Suite 7070, 1 First Canadian Place, 100 King Street West

Toronto, Ontario, M5X 1E3, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Loncor Resources Inc. (the "Corporation") will be held at the offices of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, Canada on Friday, the 26th day of June, 2020 at the hour of 11:00 a.m. (Toronto time), for the following purposes:

(1) To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2019, together with the auditors' report thereon;

(2) To elect directors of the Corporation;

(3) To appoint Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

(4) To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, (a) a certain amendment to the Corporation's Stock Option Plan, as such amendment is described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice, (b) the Corporation's Stock Option Plan as amended by such amendment, and (c) certain stock options granted under the Corporation's amended Stock Option Plan, as described in the Circular;

(5) To consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to change the name of the Corporation to "Loncor Gold Inc.", or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities; and

(6) To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Circular accompanying and forming part of this Notice.  This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

DATED the 27th day of May, 2020.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr

Corporate Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 24th day of June, 2020 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.